

July 22, 2010

Mr. Bernay Box
Chairman and Chief Executive Officer
Terra Nova Financial Group, Inc.
100 South Wacker Drive, Suite 1550
Chicago, Illinois 60606

> **Re: Terra Nova Financial Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 6, 2010**
> **File No. 000-24057**

Dear Mr. Box:

We have limited our review of your filing to the issue we have addressed in our comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information, or by advising us when you will provide the requested response. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review. Please confirm that you will amend the proxy statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to clear our review of the proxy statement until you have resolved all comments raised on the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jerard T. Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3655 with any questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Chares A. Stewart, Esq.
        Terra Nova Financial Group, Inc. (via facsimile)
        Mark T. Kindelin
        Kathryn A. Erickson
        Barnes & Thornburg LLP (via facsimile)